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                              July 1, 2021

       Hermann Lubbert
       Chief Executive Officer
       Biofrontera Inc.
       120 Presidential Way
       Suite 330
       Woburn, MA 01801

                                                        Re: Biofrontera Inc.
                                                            Amended Draft
Registration Statement on Form S-1
                                                            Filed June 22, 2021
                                                            CIK No. 000185685

       Dear Dr. Lubbert:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2021 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Risk Factors
       The Biofrontera Group currently depends on a single unaffiliated . . ., page 11

   1. We note your response to comment 5. Item 101(h)(4)(v) seeks disclosure of the business of Biofrontera,
including its "sources and availability of raw materials and the names of principal suppliers" to
the extent material. We disagree with your analysis that disclosing the Biofrontera
affiliate that adds one layer to the chain between Biofrontera and the true sole source supplier
satisfies this requirement.
 Hermann Lubbert
FirstName
BiofronteraLastNameHermann    Lubbert
             Inc.
Comapany
July 1, 2021NameBiofrontera Inc.
July 1,2 2021 Page 2
Page
FirstName LastName
Business
Our Strategy, page 65

2. We note the added disclosure on page 65 that you "may attempt to acquire a controlling interest of our parent company, Biofrontera AG," through what sounds like an exchange offer for stock and cash. Clarify how acquiring control of your parent furthers your goals and which goals it furthers.
Commercial Partners and Agreements, page 76

3. We reissue comment 13. Please quantify the percentage discount of your "anticipated net price per unit" you pay Biofrontera Pharma for Ameluz.
Management, page 88

4. Revise the disclosure of the background of your three new directors on page 89 to provide the business experience of each for the past five years, as required by Item 401(e) of
         Regulation S-K.
       You may contact Tara Harkins at (202) 551-3639 or Brian Cascio at (202) 551-3676 if
you have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Suzanne Hayes at (202) 551-3675 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Stephen E. Older, Esq.